Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Six Months Ended June 30, 2004

(Unaudited)
(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$3,229	$3,229
Provision for income taxes	703	703
Minority interest in net earnings of consolidated affiliates	104	104

Earnings before provision for income taxes and minority interest	4,036	4,036

Fixed charges:
Interest	5,372	5,372
One-third of rentals	143	143

Total fixed charges	5,515	5,515

Less interest capitalized, net of amortization	(15)	(15)

Earnings before provision for income taxes and minority interest, plus fixed charges	$9,536	$9,536

Ratio of earnings to fixed charges	1.73

Preferred stock dividend requirements		$19
Ratio of earnings before provision for income taxes to net earnings		1.22

Preferred stock dividend factor on pre-tax basis		23
Fixed charges		5,515

Total fixed charges and preferred stock dividend requirements		$5,538

Ratio of earnings to combined fixed charges and preferred stock dividends		1.72

For purposes of computing the ratios, we believe that fixed charges including interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.